07006325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

DVB CAPITAL MARKETS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

609 Fifth Avenue, 5th floor
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michiel Crijns (212) 858-2623
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

750 3rd Avenue; 9th floor (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 0 2 2007 WASH, D.C. 199

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Michiel Crijns, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of DVB Capital Markets LLC, as of **December 31, 2006**, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 3/30/2007

Vice President - Accounting and Finance
Title

[Notary seal: NOTARY PUBLIC STATE OF NEW YORK]

Kathleen Weber
Notary Public

KATHLEEN WEBER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DVB Capital Markets LLC

Statement of Financial Condition

December 31, 2006

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Member
DVB Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of DVB Capital Markets LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DVB Capital Markets LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
March 30, 2007

DVB Capital Markets LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 1,979,996
Receivable from affiliate	339,143
Other assets	93,293
Total assets	$ 2,412,432
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	374,973
Income taxes payable	1,821
Total Liabilities	376,794
Commitments, contingencies and guarantees:	
Subordinated borrowings	560,000
Member's equity	1,475,638
Total liabilities and member's equity	$ 2,412,432

See notes to statement of financial condition.

Note 1. Nature of Business and Organization

DVB Capital Markets LLC (the "Company") was established on October 21, 2005 and is a wholly owned subsidiary of DVB Holding (US) Inc. (the "Parent"), which itself is wholly owned by DVB Bank A.G. ("DVB Bank"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides DVB Bank's global client and new client relationships in the transportation sector with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements and public offerings and merger and acquisitions and restructuring services. All trades and placements are executed on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

The Company has elected to be treated as a corporation for Federal and State income tax purposes and utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Note 3. Related Party Activities

The Company has service agreements with DVB Bank and DVB Transport (US) LLC, a wholly-owned subsidiary of the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

DVB Transport (US) LLC, provides office space and certain administrative services to the Company.

On March 16, 2006, the Company entered into an equity subordinated loan agreement with DVB Bank. The effective date of the agreement is April 24, 2006. The interest rate on the loan is 5.35%. The loan will mature on April, 30, 2009. As of December 31, 2006, the outstanding amount on the loan is $560,000.

Note 3. Related Party Activities (Continued)

In addition, the Company entered into a one-year $15 million revolving subordinated loan agreement with DVB Bank, which will mature on April 30, 2007. The purpose of the revolving credit arrangement was to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. As of December 31, 2006, the Company had no borrowings on this loan and had incurred no related interest expense for the year ended December 31, 2006.

These loans are approved by the NASD for inclusion as equity by the Company in computing net Capital under the SEC's Uniformed Net Capital Rule.

DVB Bank provides administrative services to the Company. Currently, the Company does not reimburse DVB Bank for these services.

These activities are substantially governed by DVB Bank who provides ongoing administrative support. Therefore, the Company's financial condition may not necessarily be indicative of those which would have resulted if the Company had operated as an unaffiliated company.

Note 4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2006 were as follows:

Deferred tax assets:	
Clearing personal costs	$ 246
Legal costs	11,719
Consulting costs	36,900
Office relocation expenses	5,264
Interest expense	6,586
Less: Valuation allowance	(60,715)
Net deferred tax assets	$ -

A valuation allowance of $60,715 was established for the portion of the net operating loss carryforward which may not be utilized. Based upon available evidence, it appears more likely than not that the net deferred tax asset will not be realized.

Note 5. Concentration of Credit Risk

The Company maintains its cash with a limited number of financial institutions, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts.

Note 6. Subordinated Borrowings

The borrowings under approved subordination agreements at December 31, 2006, are listed in the following:

Subordinated loan (as described in Note 3 above), 5.35%, due April 30, 2009	$ 560,000
	$ 560,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Employee Benefit Plans

The Company contributes for eligible staff to a 401(k) scheme sponsored by DZ Bank AG New York Branch. The principal shareholder of DVB Bank is DZ Bank A.G. ("DZ Bank"), a banking organization registered under the laws of Germany. The Plan sponsor matches the employee contributions up to an amount of 100% of an employee's contribution, with the matching amount subject to a maximum of 5%. Eligible employees are vested for the matched amount over a four-year step-up period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

The Company participates in a health plan with DZ Bank AG New York Branch.

The Company also participates in a defined benefit plan sponsored by DZ Bank AG New York Branch for eligible staff. All salaried employees with over one year of service are eligible to participate in the defined benefit plan.

Note 8. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 12.5% of aggregate indebtedness (as defined), whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2006, the Company had net capital and excess net capital of $1,603,202 and $1,503,202, respectively. The ratio of aggregate indebtedness to net capital was approximately .24 to 1.

END